# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vislink Technologies, Inc., CIK 0001565228
CUSIP: 92836Y409
Title of class of securities: Common Stock par value $0.00001 per share
Address of issuer's principal executive offices: 350 CLARK DRIVE, SUITE 125, MT. OLIVE, New Jersey (NJ), 07828
Date of event which requires filing of this statement: 02/19/2025
Amends the filing with accession number 0000921895-25-000362
Filed by CIK 0001458726
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Andrew J. Astore, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Hale Capital Partners, LP (CIK 0001458726): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 324,405; sole dispositive power 0; shared dispositive power 324,405; aggregate amount beneficially owned 324,405 (13.2% of the class)
- HALE MARTIN M JR (CIK 0001272935): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 324,405; sole dispositive power 0; shared dispositive power 324,405; aggregate amount beneficially owned 324,405 (13.2% of the class)
- Hale Fund Management, LLC (CIK 0002057028): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 324,405; sole dispositive power 0; shared dispositive power 324,405; aggregate amount beneficially owned 324,405 (13.2% of the class)
- Hale Capital Management, LP (CIK 0002057027): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 324,405; sole dispositive power 0; shared dispositive power 324,405; aggregate amount beneficially owned 324,405 (13.2% of the class)
- Hale Fund Partners, LLC (CIK 0001458727): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 324,405; sole dispositive power 0; shared dispositive power 324,405; aggregate amount beneficially owned 324,405 (13.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock par value $0.00001 per share
Name of issuer: Vislink Technologies, Inc.
Address of issuer's principal executive offices: 350 CLARK DRIVE, SUITE 125, MT. OLIVE, New Jersey (NJ), 07828
Comment: This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D originally filed by the Reporting Persons on February 12, 2025 (the "Schedule 13D"), and relates to the common stock, par value $0.00001 per share of Vislink Technologies, Inc. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The Shares were purchased directly by HCP with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the Shares is $922,268, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 2,464,419 Shares outstanding as of November 12, 2024, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024.

As of the date hereof, HCP beneficially owned 324,405 Shares.

Percentage: Approximately 13.2%

As of the date hereof, Mr. Hale, as the Chief Executive Officer of HCP and managing member of HFP, the general partner of HCP, may be deemed to beneficially own the 324,405 Shares beneficially owned by HCP.

Percentage: Approximately 13.2%

As of the date hereof, HFM, as the general partner of HCM, the investment manager of HCP, may be deemed to beneficially own the 324,405 Shares beneficially owned by HCP.

Percentage: Approximately 13.2%

As of the date hereof, HCM, as the investment manager of HCP, may be deemed to beneficially own the 324,405 Shares beneficially owned by HCP.

Percentage: Approximately 13.2%

As of the date hereof, HFP, as the general partner of HCP, may be deemed to beneficially own the 324,405 Shares beneficially owned by HCP.

Percentage: Approximately 13.2%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

HCP:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 324,405
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 324,405

Mr. Hale:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 324,405
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 324,405

HFM:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 324,405
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 324,405

HCM:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 324,405
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 324,405

HFP:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 324,405
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 324,405
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by each of the Reporting Persons since the date of the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in the Securities of the Issuer Since the Date of the Schedule 13D

## Signatures
- Hale Capital Partners, LP: /s/ Martin M. Hale, Jr., Martin M. Hale, Jr., Managing Member of Hale Fund Partners, LLC, its General Partner (02/21/2025)
- HALE MARTIN M JR: /s/ Martin M. Hale, Jr., Martin M. Hale, Jr. (02/21/2025)
- Hale Fund Management, LLC: /s/ Martin M. Hale, Jr., Martin M. Hale, Jr., Chief Executive Officer (02/21/2025)
- Hale Capital Management, LP: /s/ Martin M. Hale, Jr., Martin M. Hale, Jr., Chief Executive Officer of Hale Fund Management, LLC, its General Partner (02/21/2025)
- Hale Fund Partners, LLC: /s/ Martin M. Hale, Jr., Martin M. Hale, Jr., Managing Member (02/21/2025)